UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 21, 2012

Commission File Number : 000-30354

CITY TELECOM (H.K.) LIMITED

(Translation of registrant’s name into English)

13th Floor

Trans Asia Centre

18 Kin Hong Street

Kwai Chung

New Territories

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒   Form 20-F             ☐   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐   Yes             ☒   No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

City Telecom (H.K.) Limited (the “Company”) is furnishing under cover of Form 6-K a statement dated November 21, 2012 relating to the Announcement of the Company’s Annual Results for the year ended August 31, 2012.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED

By:	/s/ Wong Nga Lai, Alice
	Name:	Wong Nga Lai, Alice
	Title:	Executive Director, Chief Financial Officer and Company Secretary

Dated: November 21, 2012

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CITY TELECOM (H.K.) LIMITED

(incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock code: 1137)

ANNUAL RESULTS FOR THE YEAR ENDED 31 AUGUST 2012

HIGHLIGHTS

•    Recommended a final dividend of HK15 cents per ordinary share in cash (FY2011: HK15 cents per ordinary share) bringing total dividend to HK30 cents per ordinary share for FY2012 (FY2011: HK30 cents per ordinary share)

•    Profit from discontinued operations (net of tax) of HK$3,771.7 million due to the very substantial disposal of the Group’s International Telecommunications Services and Fixed Telecommunications Network Service businesses (the “Telecom Business”) during the year

•    Strong balance sheet with net cash position of HK$2,623.8 million

•    On continuing operations, a loss of HK$73.8 million incurred (FY2011: HK$32.1 million) due to the start-up multimedia business

•    Turnover from continuing operations amounted to HK$3.8 million (FY2011: HK$Nil)

The Board of Directors (the “Board” or the “Directors”) of City Telecom (H.K.) Limited (“City Telecom” or the “Company”) is pleased to present the audited consolidated results of the Company and its subsidiaries (collectively referred to as the “Group”) for the year ended 31 August 2012 together with the comparative figures for the previous year.

CONSOLIDATED INCOME STATEMENT

FOR THE YEAR ENDED 31 AUGUST 2012

			2012	2011
	Note		HK$’000	HK$’000
				(restated)
Continuing operations

Turnover	4		3,762	—

Cost of sales	5		(6,006)	—

Valuation gains on investment properties			18,200	—

Other operating expenses	6	(a)	(104,960)	(23,481)

Other income, net	6	(b)	19,920	3,456

Finance costs, net	6	(c)	(2,455)	(7,303)

Loss before taxation	6		(71,539)	(27,328)

Income tax expense	7		(2,281)	(4,782)

Loss from continuing operations			(73,820)	(32,110)

Discontinued operations

Profit from discontinued operations (net of tax)	3		3,771,694	346,025

Profit for the year			3,697,874	313,915

		2012	2011
	Note	HK$’000	HK$’000
			(restated)
Attributable to:

Equity shareholders of the Company
– Continuing operations		(71,406)	(32,110)
– Discontinued operations		3,771,694	346,025

		3,700,288	313,915

Non-controlling interest
– Continuing operations		(2,414)	—
– Discontinued operations		—	—

		(2,414)	—

Profit for the year		3,697,874	313,915

Basic (loss)/earnings per share	9
– Continuing operations		HK(9.0) cents	HK(4.1) cents
– Discontinued operations		HK480.9 cents	HK44.9 cents

		HK471.9 cents	HK40.8 cents

Diluted (loss)/earnings per share	9
– Continuing operations		HK(9.0) cents	HK(4.1) cents
– Discontinued operations		HK474.1 cents	HK43.7 cents

		HK465.1 cents	HK39.6 cents

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEAR ENDED 31 AUGUST 2012

	2012	2011
	HK$’000	HK$’000
Profit for the year	3,697,874	313,915

Other comprehensive income

Exchange differences on translation of financial statements of subsidiaries outside Hong Kong	(265)	2,383

Exchange reserve realised upon disposal of Telecom Business	(4,881)	—

Total comprehensive income for the year	3,692,728	316,298

Attributable to:
Equity shareholders of the Company	3,695,142	316,298
Non-controlling interest	(2,414)	—

	3,692,728	316,298

CONSOLIDATED BALANCE SHEET

AS AT 31 AUGUST 2012

		2012	2011
	Note	HK$’000	HK$’000
Non-current assets

Goodwill		—	1,066
Fixed assets		477,141	1,642,701
Intangible assets		311,726	—
Long term receivable and prepayment		284	4,101
Deferred expenditure		—	15,323

		789,151	1,663,191

Current assets

Accounts receivable	10	1,311	71,999
Other receivables, deposits and prepayments		31,581	90,984
Programme costs		87,617	—
Inventories		577	—
Deferred expenditure		—	29,312
Term deposits		544,040	—
Cash at bank and in hand		2,083,079	408,976

		2,748,205	601,271

Current liabilities

Bank overdrafts – unsecured		3,026	845
Accounts payable	11	5,371	17,419
Other payables and accrued charges		31,118	209,585
Deposits received		2,259	26,969
Current portion – deferred services revenue		—	85,895
Tax payable		935	2,281
Current portion – obligations under finance leases		85	105

		42,794	343,099

Net current assets		2,705,411	258,172

Total assets less current liabilities		3,494,562	1,921,363

		2012	2011
	Note	HK$’000	HK$’000
Non-current liabilities

Deferred tax liabilities		1,346	111,138
Long-term deferred services revenue		—	992
Derivative financial instrument		9,663	11,564
Obligations under finance leases		160	288

		11,169	123,982

Net assets		3,483,393	1,797,381

Capital and reserves

Share capital	12	80,902	77,191
Reserves	12	3,402,491	1,720,190

Total equity		3,483,393	1,797,381

Notes:

1.	BASIS OF PREPARATION AND ACCOUNTING POLICIES

The annual results set out in the announcement are extracted from the Group’s consolidated financial statements which have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”), which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards (“IASs”) and Interpretations issued by the IASB. As Hong Kong Financial Reporting Standards (“HKFRSs”), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards (“HKASs”) and Interpretations issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”) and accounting principles generally accepted in Hong Kong, are derived from and consistent with IFRSs, the Group’s consolidated financial statements also comply with HKFRSs. The Group’s consolidated financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the requirements of the Hong Kong Companies Ordinance.

The measurement basis used in the preparation of the financial statements is the historical cost basis except that investment properties and certain financial assets are stated at their fair values or amortised costs.

The preparation of financial statements in conformity with IFRSs and HKFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The IASB/HKICPA has issued a number of amendments, new standards and interpretations which are not yet effective for the year ended 31 August 2012 and which have not been adopted in the Group’s consolidated financial statements.

Effective for accounting periods beginning on or after

Amendments to IAS/HKAS 1	Presentation of financial statements – Presentation of items of other comprehensive income	1 July 2012

IFRS/HKFRS 10	Consolidated financial statement	1 January 2013

IFRS/HKFRS 12	Disclosure of interest in other entities	1 January 2013

IFRS/HKFRS 13	Fair value measurement	1 January 2013

IAS/HKAS 27	Separate financial statements (2011)	1 January 2013

Amendments to IFRS/HKFRS 7	Financial instruments: Disclosures – Offsetting financial assets and financial liabilities	1 July 2013

Amendments to IAS/HKAS 32	Financial instruments: Presentation – Offsetting financial assets and financial liabilities	1 January 2014

IFRS/HKFRS 9	Financial instruments	1 January 2015

The Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. So far the Group is not yet in a position to state whether they would have a significant impact on the Group’s results of operations and financial position.

The IASB/HKICPA has issued a number of amendments to IFRS/HKFRSs and one new interpretation that are first effective for the current accounting period of the Group and the Company. Of these, the following developments are relevant to the Group’s and the Company’s financial statements:

•	IAS/HKAS 24 (revised 2009), Related party disclosures

•	Improvements to IFRSs/HKFRSs (2010)

The above developments relate primarily to clarification of certain disclosure requirements applicable to the Group’s and the Company’s financial statements. These developments have no material impact on the contents of the Group’s and the Company’s financial statements for the current or comparative periods.

2.	CHANGE IN ACCOUNTING POLICIES

The Group has early adopted the amendments to IAS/HKAS 12, Income taxes, in respect of the recognition of deferred tax on investment properties carried at fair value under IAS/HKAS 40, Investment properties. The amendments are effective for annual period beginning on or after 1 January 2012, but as permitted by the amendments, the Group and the Company have adopted the amendments for the year ended 31 August 2012.

Other than the early adoption of amendments to IAS/HKAS 12, the Group has not applied any new standard, amendment or interpretation that is not yet effective for the current accounting period.

Amendments to IAS/HKAS 12, Income taxes

Under IAS/HKAS 12 deferred tax is required to be measured with reference to the tax consequences that would follow from the manner in which the entity expects to recover the carrying amount of the asset(s) in question. In this regard, the amendments to IAS/HKAS 12 introduced a rebuttable presumption that the carrying amount of investment property carried at fair value under IAS/HKAS 40, Investment property, will be recovered through sale. This presumption is rebutted on a property-by-property basis if the investment property in question is depreciable and is held within a business model whose objective is to consume substantially all of the economic benefits embodied in the investment property over time, rather than through sale.

As a result of adopting the amendments to IAS/HKAS 12, the Group reviewed its investment property portfolio and concluded that the presumption in the amended IAS/HKAS 12 that the carrying value of the property will be recovered through sale should be adopted in respect of each of the investment properties located in Hong Kong. Therefore, the deferred tax relating to these properties has been measured on the basis of recovering their carrying amounts entirely through sale. This change in policy has no impact on the financial statements for the year ended 31 August 2011.

Change of accounting policy – Investment properties

Effective from 1 September 2011, the Group has changed its accounting policy with respect to investment properties from the cost model to the fair value model. Any gain or loss arising from a change in fair value or from the retirement or disposal of an investment property is recognised in profit or loss. The Group considers that measurement using the fair value model provides more relevant information about the financial performance of these investment properties given of their increased significance in the Group’s balance sheet.

The financial statements for the year ended 31 August 2011 have not been retrospectively restate due to the immaterial effect resulting from the change in accounting policy.

3.	DISCONTINUED OPERATIONS

On 31 March 2012, the Group entered into a Sales and Purchase Agreement with a third party (the “Purchaser”) to dispose of the Group’s International Telecommunications Services and Fixed Telecommunications Network Service businesses (the “Telecom Business”) (the “Disposal”). The consideration for the Disposal comprised of cash consideration of HK$4,873,649,000 on a cash-free, debt-free basis. As part and parcel of the Disposal, the Telecom Business grant an intangible asset, including indefeasible right of use (“IRU”) of the telecommunications capacity and right to use of telecommunications services to the Group upon the completion of Disposal. The Disposal was completed on 30 May 2012. The operating results of the disposed Telecom Business up to the disposal date have been presented as discontinued operations in this announcement.

The presentation of comparative information in respect of the year ended 31 August 2011 has been restated to show the discontinued operations separately from continuing operations.

(a)	The results of the discontinued operations included in the consolidated financial statements for the current and prior years are as follows:

	Telecom Business
			2012	2011
	Note		HK$’000	HK$’000
Turnover	4		1,433,775	1,681,458

Network costs and cost of sales	5		(277,028)	(212,315)

Other operating expenses	6	(a)	(860,946)	(1,073,683)

Other income, net	6	(b)	3,638	3,793

Finance costs, net	6	(c)	574	944

Profit before taxation			300,013	400,197

Income tax expense	7		(48,407)	(54,172)

Profit after taxation			251,606	346,025

Gain on sale of discontinued operations	3	(c)	3,520,088	—

Profit for the year			3,771,694	346,025

(b)	The cash flows of the discontinued operations for the current and prior years are as follows:

	Telecom Business
	2012	2011
	HK$’000	HK$’000
Net cash from operating activities	414,695	747,982
Net cash from/(used in) investing activities	4,336,661	(363,124)
Net cash used in financing activities	(211,887)	(379,843)

Net cash inflow from discontinued operations	4,539,469	5,015

(c)	Effect of Disposal on the financial position of the Group:

HK$’000
Net assets disposed of:

Goodwill	1,066
Fixed assets	1,601,528
Long term receivable and prepayment	4,533
Deferred expenditure	36,978
Accounts receivable	75,481
Other receivables, deposits and prepayments	165,161
Cash at bank and in hand	42,357
Bank overdrafts – unsecured	(7,529)
Accounts payable	(19,221)
Other payables and accrued charges	(147,364)
Deposits received	(20,946)
Tax payable	(1,721)
Deferred tax liabilities	(157,102)
Deferred services revenue	(81,241)
Obligations under finance leases	(49)

1,491,931

Satisfied by:
Cash consideration	(4,873,649)
Grant of intangible assets including IRU of the telecommunications capacity and right to use of telecommunications services	(316,943)
Exchange reserve realised upon disposal of Telecom Business	(4,881)
Transaction costs	183,454

Gain on sale of discontinued operations	(3,520,088)

No provision for Hong Kong Profits Tax has been made for the gain on sale of discontinued operations.

(d)	Analysis of the net cash inflow in respect of the Disposal:

HK$’000
Cash consideration	4,873,649
Transaction costs	(183,454)
Cash and cash equivalents disposed of	(34,828)

Net cash inflow	4,655,367

4.	TURNOVER AND SEGMENT INFORMATION

Turnover

The Group is principally engaged in the provision of multimedia production and contents distribution business, including but not limited to the offer of free TV programming, multimedia and drama productions, contents distribution and other related services (“Multimedia Business”).

Prior to the Disposal, the Group was also engaged in the provision of international telecommunications services and fixed telecommunications network services to customers in Hong Kong and Canada which have been classified as discontinued operations in the accompanying financial statements.

The amount of each significant category of revenue recognised in turnover during the year is as follows:

	2012	2011
	HK$’000	HK$’000
		(restated)
Continuing operations:

Licensing of programme rights and provision of artiste management services	3,762	—

Discontinued operations:
International telecommunications services	134,645	197,134
Fixed telecommunication network services	1,299,130	1,484,324

	1,433,775	1,681,458

	1,437,537	1,681,458

(a)	Segmental information

For the year ended 31 August 2011, the Group had two reportable business segments – international telecommunications services and fixed telecommunications network services. As a result of the Disposal, the Group now has one reportable business segment – multimedia services and others. The previously reported segment information for the year ended 31 August 2011 has been restated to reflect the changes in the composition of the Group’s business segments.

Continuing operations:

– Multimedia services and others	:	provision of multimedia production and distribution and other multimedia related activities
Discontinued operations:

– International telecommunications	:	provision of international long distance calls services

– Fixed telecommunications network	:	provision of dial up and broadband Internet access services, local voice-over-IP (VoIP) services, IP-TV services and corporate data services

The Group’s inter-segment transactions mainly consist of provision of leased lines services and licensing of programme right. These transactions were entered into on similar terms as those contracted with third parties.

	2012
	Continuing operations	Discontinued operations
	Multimedia services and others HK$’000	International tele- communications services HK$’000	Fixed tele- communications network services HK$’000	Elimination HK$’000	Group HK$’000
Turnover
– External sales	3,762	134,645	1,299,130	—	1,437,537
– Inter-segment sales	1,100	698	10,530	(12,328)	—

	4,862	135,343	1,309,660	(12,328)	1,437,537

Segment results	(107,204)	32,555	263,246		188,597

Other net income, excluding interest income					6,317
Valuation gains on investment properties					18,200
Gain on sale of discontinued operations					3,520,088
Interest income					17,241
Finance costs, net					(1,881)

Profit before taxation					3,748,562
Income tax expense					(50,688)

Net profit					3,697,874

	2011 (restated)
	Continuing operations	Discontinued operations
	Multimedia services and others HK$’000	International tele- communications services HK$’000	Fixed tele- communications network services HK$’000	Elimination HK$’000	Group HK$’000
Turnover
– External sales	—	197,134	1,484,324	—	1,681,458
– Inter-segment sales	—	3,814	14,837	(18,651)	—

	—	200,948	1,499,161	(18,651)	1,681,458

Segment results	(23,481)	89,313	306,147		371,979

Other net income, excluding interest income					3,883
Interest income					3,366
Finance costs, net					(6,359)

Profit before taxation					372,869
Income tax expense					(58,954)

Net profit					313,915

5.	NETWORK COSTS AND COST OF SALES

Continuing operations:

Cost of sales mainly include talent costs and other production costs which are directly attributable to the revenue generated from licensing of programme rights and provision of artiste management services.

Discontinued operations:

Network costs and cost of sales mainly include interconnection charges paid to local and overseas carriers, leased line rentals, programme fees, and production costs for the IP-TV service, and do not include depreciation charge which is included in other operating expenses.

6.	(LOSS)/PROFIT BEFORE TAXATION

(Loss)/profit before taxation is arrived at after charging/(crediting) the following:

(a)	Other operating expenses

	2012	2011
	HK$’000	HK$’000
		(restated)
Continuing operations
Advertising and marketing expenses	214	—
Auditors’ remuneration	1,630	1,392

Depreciation:
– Owned fixed assets	6,144	1,452
– Held under finance lease	124	133
Less: Depreciation capitalised as programme costs	(1,632)	—

	4,636	1,585

Operating lease charges in respect of land and buildings	2,827	—
Loss on disposal of fixed assets	675	382
Talent costs (note 6(d))	55,971	6,837
Amortisation of intangible assets	5,217	—
Others	33,790	13,285

	104,960	23,481

Discontinued operations
Advertising and marketing expenses	271,532	344,136
Auditors’ remuneration	1,071	1,385

Depreciation:
– Owned fixed assets	181,252	216,338
– Held under finance lease	17	274

	181,269	216,612

Operating lease charges in respect of land and buildings	26,910	28,426
(Gain)/loss on disposal of fixed assets	(2,674)	626
Talent costs (note 6(d))	233,814	304,518
Amortisation of deferred expenditure	29,902	37,873
Others	119,122	140,107

	860,946	1,073,683

	965,906	1,097,164

(b)	Other income, net

	2012	2011
	HK$’000	HK$’000
		(restated)
Continuing operations
Bank interest income	(16,167)	(2,039)
Rentals from investment properties	(3,388)	—
Net exchange gain	(229)	(1,234)
Others	(136)	(183)

	(19,920)	(3,456)

Discontinued operations
Interest income	(1,074)	(1,327)
Net exchange (gain)/loss	(408)	239
Others	(2,156)	(2,705)

	(3,638)	(3,793)

	(23,558)	(7,249)

(c)	Finance costs, net

	2012	2011
	HK$’000	HK$’000
		(restated)
Continuing operations
Interest element of finance leases	15	22
Interest on bank borrowings	—	1,152
Amortisation of upfront costs on long-term bank loan	—	182
Change in fair value of derivative financial instrument	(1,901)	271
Write-off of upfront costs upon settlement of long-term bank loan	—	1,251
Other borrowing costs	4,341	4,425

	2,455	7,303

Discontinued operations
Interest element of finance leases	4	8
Others	(578)	(952)

	(574)	(944)

	1,881	6,359

(d)	Talent costs

	2012	2011
	HK$’000	HK$’000
		(restated)
Continuing operations
Wages and salaries	101,483	6,404
Provision for annual leave	2,928	48
Retirement benefit costs – defined contribution plans	3,993	385

	108,404	6,837
Less: Talent costs capitalised as programme costs	(47,140)	—
Talent costs included in costs of sales	(5,293)	—

Talent costs included in other operating expenses	55,971	6,837

Discontinued operations
Wages and salaries	396,008	511,205
Provision for annual leave	—	564
Equity settled share-based transaction	10,480	4,652
Retirement benefit costs – defined contribution plans	38,074	43,487

	444,562	559,908
Less: Talent costs capitalised as fixed assets	(17,671)	(22,206)
Talent costs included in network costs and costs of sales	(6,247)	(10,843)
Talent costs included in advertising and marketing expenses	(186,830)	(222,341)

Talent costs included in other operating expenses	233,814	304,518

	289,785	311,355

Talent costs include all compensation and benefits paid to and accrued for all individuals employed by the Group, including Directors.

7.	INCOME TAX EXPENSE

Hong Kong Profits Tax rate is 16.5% . The statutory income tax rate in the People’s Republic of China (“PRC”) is 25%. CTI Guangzhou Customer Services Co., Ltd., a former wholly owned subsidiary of the Company, being a recognised Advanced Technology Service Enterprise, is subject to income tax at a reduced rate of 15% from calendar years 2010 to 2012. Non-Hong Kong current taxation is mainly related to the PRC income tax.

The amount of income tax expense in the consolidated income statement represents:

	2012	2011
	HK$’000	HK$’000
		(restated)
Continuing operations

Current taxation

Hong Kong
– Provision for the year	(935)	—
Deferred taxation
Origination and reversal of temporary differences	(1,346)	(4,782)

	(2,281)	(4,782)

Discontinued operations

Current taxation

Non-Hong Kong
– Provision for the year	(2,443)	(3,524)
– Under-provision in respect of prior years	—	(135)

Deferred taxation

Origination and reversal of temporary differences	(45,964)	(50,513)

	(48,407)	(54,172)

	(50,688)	(58,954)

8.	DIVIDENDS

(a)	Dividends payable to equity shareholders of the Company attributable to the year:

	2012	2011
	HK$’000	HK$’000
Special dividend declared and paid of HK$2.5 per ordinary share (2011: HK$Nil)	2,022,542	—
Interim dividend declared and paid of HK15 cents per ordinary share (2011: HK15 cents per ordinary share)	119,674	115,605
Final dividend proposed after the balance sheet date of HK15 cents per ordinary share (2011: HK15 cents per ordinary share)	121,352	115,787

	2,263,568	231,392

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

(b)	Dividends attributable to the previous financial year, approved and paid during the year:

	2012	2011
	HK$’000	HK$’000
Final dividend in respect of the financial year ended 31 August 2011, approved and paid of HK15 cents per ordinary share (2011: HK13.5 cents per ordinary share in respect of the financial year ended 31 August 2010)	115,901	103,735

In respect of the final dividend for the financial year ended 31 August 2011, there is a difference of HK$114,000 between the final dividend disclosed in the last annual financial statements and the amounts approved and paid during the year which represents dividends attributable to new shares issued upon the exercise of share options before the closing date of the register of members.

9.	EARNINGS PER SHARE

	2012	2011
	HK$’000	HK$’000
Profit attributable to equity shareholders	3,700,288	313,915

Weighted average number of ordinary shares

	2012	2011
	Number	Number
	of shares	of shares
	’000	’000
Issued ordinary shares at the beginning of the year	771,912	764,997
Effect of share options exercised	12,164	3,810

Weighted average number of ordinary shares at the end of the year (basic)	784,076	768,807
Incremental shares from assumed exercise of share options	11,511	23,992

Weighted average number of ordinary shares at the end of the year (diluted)	795,587	792,799

Basic earnings per share	HK471.9 cents	HK40.8 cents

Diluted earnings per share	HK465.1 cents	HK39.6 cents

10.	ACCOUNTS RECEIVABLE

The majority of the Group’s accounts receivable are due within 30 days from the date of billings. Customers with receivable that are more than 3 months overdue are requested to settle all outstanding balance before further credit is granted.

The aging analysis of the accounts receivable is as follows:

	2012	2011
	HK$’000	HK$’000
Current–30 days	573	44,949
31–60 days	565	16,417
61–90 days	94	6,861
Over 90 days	79	10,302

	1,311	78,529
Less: Allowance for doubtful debts	—	(6,530)

	1,311	71,999

11.	ACCOUNTS PAYABLE

The aging analysis of the accounts payable is as follows:

	2012	2011
	HK$’000	HK$’000
Current – 30 days	2,920	11,719
31–60 days	315	245
61–90 days	84	733
Over 90 days	2,052	4,722

	5,371	17,419

12.	CAPITAL AND RESERVES

						Capital						Non-
			Share	Share	Capital	redemption	Retained	Exchange	Revaluation	Other		controlling	Total
			capital	premium	reserve	reserve	profits	reserve	reserve	reserve	Total	interest	equity
	Note		HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
At 1 September 2011			77,191	1,083,495	23,759	7	607,783	5,146	—	—	1,797,381	—	1,797,381

Profit for the year			—	—	—	—	3,700,288	—	—	—	3,700,288	(2,414)	3,697,874
Other comprehensive income			—	—	—	—	—	(5,146)	—	—	(5,146)	—	(5,146)

Total comprehensive income for the year			—	—	—	—	3,700,288	(5,146)	—	—	3,695,142	(2,414)	3,692,728
Final dividend paid in respect of previous year	8	(b)	—	—	—	—	(115,901)	—	—	—	(115,901)	—	(115,901)
Special dividend paid in respect of current year	8	(a)	—	—	—	—	(2,022,542)	—	—	—	(2,022,542)	—	(2,022,542)
Interim dividend paid in respect of current year	8	(a)	—	—	—	—	(119,674)	—	—	—	(119,674)	—	(119,674)
Shares issued upon exercise of share option			3,711	104,510	(33,044)	—	—	—	—	—	75,177	—	75,177
Equity settled share-based transactions	6	(d)	—	—	10,480	—	—	—	—	—	10,480	—	10,480
Share options lapsed			—	—	(1,195)	—	1,195	—	—	—	—	—	—
Revaluation of investment properties			—	—	—	—	—	—	165,156	—	165,156	—	165,156
Contributions from non-controlling interest			—	—	—	—	—	—	—	—	—	2,450	2,450
Acquisition of non-controlling interest			—	—	—	—	—	—	—	(1,826)	(1,826)	(36)	(1,862)

At 31 August 2012			80,902	1,188,005	—	7	2,051,149	—	165,156	(1,826)	3,483,393	—	3,483,393

At 1 September 2010			76,500	1,074,997	21,064	7	513,208	2,763	—	—	1,688,539	—	1,688,539

Profit for the year			—	—	—	—	313,915	—	—	—	313,915	—	313,915
Other comprehensive income			—	—	—	—	—	2,383	—	—	2,383	—	2,383

Total comprehensive income for the year			—	—	—	—	313,915	2,383	—	—	316,298	—	316,298
Final dividend paid in respect of previous year	8	(b)	—	—	—	—	(103,735)	—	—	—	(103,735)	—	(103,735)
Interim dividend paid in respect of current year	8	(a)	—	—	—	—	(115,605)	—	—	—	(115,605)	—	(115,605)
Shares issued upon exercise of share option			691	8,498	(1,957)	—	—	—	—	—	7,232	—	7,232
Equity settled share-based transactions	6	(d)	—	—	4,652	—	—	—	—	—	4,652	—	4,652

At 31 August 2011			77,191	1,083,495	23,759	7	607,783	5,146	—	—	1,797,381	—	1,797,381

BUSINESS REVIEW

FY2012 is an exciting and remarkable year for City Telecom, not only because we celebrated our 20th anniversary, it was also the turning point to begin a completely new era in the multimedia industry. On 30 May 2012, we completed the very substantial disposal transaction of the entire Telecom Business, including Fixed Telecommunications Network Services business (“FTNS”) and International Telecommunications business (“IDD”), since then, the Multimedia Business becomes the principle focus of the Group, which includes the production, sales and distribution of Cantonese TV drama series, news programmes and other TV programmes. It will also include the offering of free TV programming services in Hong Kong, subject to the grant of the domestic free television programme service licence by the Chief Executive in Council.

While our first 9 months financial results were mainly contributed by the Telecom Business, we have been actively building our foothold in the Multimedia Business in Hong Kong since FY2011. In FY2011 Chairman’s Statement, our Chairman, Mr. Ricky Wong clearly stated our vision for this new business – “to unleash the creativity potential of drama production in Hong Kong, and to nurture hundreds of writers in the coming eight to ten years, bringing Hong Kong back into the position of Asian drama production hub.” With this clear direction in mind, we are running the talk now:

Reversing the Creative Direction

City Telecom is reputable in leading “change” in an industry and in fighting the Goliath, and our management team is distinctive at execution to make our dream come true. All of these have been well proved in our 20-year history in the telecommunications industry. Now, we are stepping into a new arena – to drive for a revolution change here, our first change is to enable a much larger room for creativity and possibility which we consider as one of the key determining factors to encourage variety and to unleash the creativity potential for drama production. In long run, we aim to prolong the creative period from approximately 3 months to approximately 6 months to further enhance the quality.

Strong Production Momentum

Since mid-2011, we embarked a large scale “head-hunting” process to recruit the top tier talents in the multimedia industry – from creative directors to post production professionals, we now have a professional team of more than 500 talents together with about 220 artistes. All of us are gear-up in full speed to prepare for the battle – since April 2012, we started to produce our “weapons” – at present, we have completed shooting for 4 TV drama series with 4 others in progress (ranging from 10–30 hours per series).

Our another focus is on infotainment and variety programmes – we expect to produce a wide spectrum of programmes with no boundary on subjects and locations, ranging from world class production, such as “Challenge” to execute impossible missions including chasing the hurricane in the United States, climbing into a live volcano in Vanuatu, etc., and to programmes introducing domestic local culture, such as “Secret of Food”.

Upon the disposal of the Telecom Business, the news production operation unit remained with the Group which will continue to provide news content to the Telecom Business for their bbTV broadcasting use under a licensing arrangement. Once our broadcasting start, our news production operation unit will fully support the news programme production.

Apart from the above self-produced programmes, we also purchased popular and high quality contents from Japan, Korea and Mainland China including TV drama series and cartoons. To adapt to local audiences, we maintain a professional dubbing team for the post production process, including dubbing to local language and subtitling. As of 31 August 2012, we have more than 850 episodes of purchased content in our library.

With the assumption that we can start broadcasting in the second half of 2013, we intend to double our 2012 production output on TV drama series, and on infotainment and variety programmes in 2013.

Top Tier Hardware

We understand hardware is an inevitable component to link talents and creativity together for high quality output. Hence, we are committed to invest resources to provide top tier facilities:

1.	TV & Multimedia Production and Distribution Centre in Tseung Kwan O Industrial Estate (the “Centre”)

After our ground breaking ceremony in February 2012, the Centre reached its milestone in October 2012 by completing the foundation work and is now under the tendering stage on superstructural works. The Centre will possess gross floor area of approximately 500,000 sq. ft. and consists of 12 studios, including an 18,000 sq. ft. studio which is the largest in Hong Kong and smaller studios with 3,000 sq. ft. each. Construction works are expected to be completed in FY2014 and the Centre will become our headquarter.

2.	Hollywood movie graded production equipment

While we mentioned we are aiming at quality production, we are the first in the Hong Kong free TV platform to use Hollywood movie graded ARRI cameras for TV drama series production. Moreover, according to our plan, we will also have the post production facilities in the Centre to equip with pioneering technology, compatible for 3D, 4k and even 8k super-high standards. In short, our hardware would be future-proofed not only for today’s production.

Audience Engagement

City Telecom is well known to be a pioneer, and we are not going to position ourselves same as the incumbent – our aim is clear – to have our high quality production to go beyond the traditional free TV platform. Nowadays, it is almost impossible to capture 100% of our audience’s eyeballs back to the TV screen because of the “competition” from the companion devices which are an indefeasible equipment in our daily life. Ridding on our expertise on communication technology, we are going to create an integrated interactive multi-screen viewer experience, so as to “engage” the companion device users to “stick” with our productions, no matter on TV screen or on the companion device screen.

In short, our whole team consisting over 700 professionals are all excited about this new multimedia venture in Hong Kong – more important, we share the same vision as our Chairman, Mr. Ricky Wong – we want to enhance the quality and increase the variety to our Hong Kong people, so as to bring Hong Kong back into the position of Asian drama production hub.

FINANCIAL REVIEW

FY2012 was an extraordinary year in terms of cashflow due to the disposal of the Telecom Business during the year which has secured our funding flexibility to develop the Multimedia Business. While we are at the start-up stage preparing for the TV programme library, no material revenue was generated from the Multimedia Business during the year. Most of the resources were mainly invested into producing “weapons” for the battle to be declared.

Continuing operations

Continuing operations mainly include Multimedia Business as well as corporate functions. A net loss of HK$73.8 million was recorded in FY2012 versus a net loss of HK$32.1 million in FY2011 mainly due to the uncapitalised expenses from Multimedia Business which represented the talent costs expensed to profits and loss before resources being fully deployed to the production during the year, and the maintenance of full corporate functions after the disposal of Telecom Business.

There were HK$3.8 million turnover generated in FY2012 (FY2011: HK$Nil) mainly represented the licence fee received from the Telecom Business to broadcast the news content produced by the news production operation unit, and the income received from artiste management functions.

As at 31 August 2012, we invested HK$87.6 million into programme costs which mainly represented the capitalisation of talent costs and production overheads which were directly attributable to programme production and purchased contents during the year (FY2011: HK$Nil).

Discontinued operations

On 11 April 2012, the Group announced to dispose our telecommunications business (the “Discontinued Operations”) in Hong Kong and in Canada to enable us to focus on the Multimedia Business. The Group subsequently received the final consideration of HK$4,873.6 million on 30 May 2012 to conclude our 20-year legend in the FTNS and IDD landscape. This transaction has brought to us a gain on sale of Discontinued Operations of HK$3,520.1 million, together with the 9 months operation results from the Telecom Business before the disposal, the total net profits generated from the Discontinued Operations were HK$3,771.7 million.

LIQUIDITY AND CAPITAL RESOURCES

The Group continued to be in a strong financial position for the year under review, in particular after receiving the final consideration of HK$4,873.6 million (a net cash inflow of HK$4,655.4 million after netting transaction costs of HK$183.4 million and HK$34.8 million represented the cash and cash equivalents disposed of) from the sale of Telecom Business during the year. A special dividend of HK$2,022.5 million (i.e. at HK$2.5 per ordinary share) was distributed on 29 June 2012. The remaining cash will be used to fund the continuing development and expansion of the Group’s Multimedia Business. Pending such use of the funds, consistent with the overall treasury objectives and policy, the Group will undertake treasury management activities with respect to its surplus cash assets. As and when cash is expected to be required to fund the continuing development and expansion of the Multimedia Business, the investments will be realised as appropriate.

As of 31 August 2012, the Group had total cash at bank and in hand and term deposits amounting to HK$2,627.1 million (31 August 2011: HK$409.0 million) and outstanding borrowing of HK$3.3 million (31 August 2011: HK$1.2 million), which led to a net cash position of HK$2,623.8 million (31 August 2011: HK$407.8 million). As of 31 August 2012, the Group has utilised HK$2.0 million banking facilities mainly for providing bank guarantees to utility vendors in lieu of utility deposits (31 August 2011: HK$6.9 million), leaving HK$21.3 million available for future utilisation.

As of 31 August 2012, we only had long-term liability of obligations under finance leases which amounted to HK$0.2 million (31 August 2011: HK$0.3 million). Our total cash and cash equivalents consisted of cash at bank and in hand and term deposits. There is no pledged bank deposit as at 31 August 2012 and 31 August 2011.

The debt maturity profiles of the Group as of 31 August 2012 and 31 August 2011 were as follows:

	2012	2011
	HK$’000	HK$’000
Repayable within one year	3,111	950
Repayable in the second year	90	105
Repayable in the third to fifth year	70	183

Total	3,271	1,238

As of 31 August 2012, our outstanding borrowings bear fixed or floating interest rate and are all denominated in Hong Kong dollars. As the Group was in net cash position for both FY2012 and FY2011, no gearing ratio is presented.

In FY2012, we spent HK$462.4 million on capital expenditure versus HK$449.2 million in FY2011. Among this amount, HK$178.8 million was incurred for the Multimedia Business mainly for the construction of the Centre and for the set-up of production facilities for TV drama series and Infotainment and variety programme. The remaining of HK$283.6 million was for the disposed Telecom Business.

For the construction of the Centre and the expansion into the Multimedia Business pending the grant of licence, our capital expenditure outlook for FY2013 is expected to be about HK$700.0 million, which is expected to be funded by internal resources retained from the consideration received from the disposal of Telecom Business, and banking facilities within the Group. Overall, the Group’s financial position remains sound for continuous business expansion.

Charge on Group Assets

As of 31 August 2012, the Group has not been required for any pledged deposits to secure its banking facilities.

Exchange Rates

All the Group’s monetary assets and liabilities are primarily denominated in either Hong Kong dollars or United States dollars. Given the exchange rate of the Hong Kong dollar to the United States dollar has remained close to the current pegged rate of HKD7.80 = USD1.00 since 1983, management does not expect significant foreign exchange gains or losses between the two currencies.

Contingent Liabilities

As of 31 August 2012, the Group had total contingent liabilities in respect of guarantees provided to utility vendors in lieu of payment of utility deposits of HK$2.0 million (31 August 2011: HK$5.6 million) and HK$Nil to suppliers (31 August 2011: HK$1.3 million).

Save as disclosed above, there are no material contingent liabilities or off-balance-sheet obligations.

PROSPECTS

From this year onward, City Telecom is a 100% devoted multimedia company in Hong Kong. While we are in the start-up stage, when transparency is low and subject to wider business variance and the granting of the free domestic television programme service licence, our preliminary key metrics are planned below but are subject to change as business and market condition evolves:

•	Self-produced content will scale up and plan to double the production output in 2012 with a budget of approximately HK$1.0 million per hour for TV drama series production in 2013. We expect that majority of the production related costs and overheads will be capitalised until airing of programmes, expected some 6–9 months after the free domestic television programme service licence grant.

•	Capital expenditure of about HK$700.0 million, majority of which will be for the new multimedia production and distribution centre under construction in Tseung Kwan O Industrial Estate, New Territories. The latest announced construction cost budget is expected to be not less than HK$800.0 million to FY2014.

DIVIDEND

In line with the guidance given in FY2011 annual report, the Board is recommending a final dividend of HK15 cents per ordinary share, together with the interim dividend paid at HK15 cents per ordinary share, this will bring a total of HK30 cents per ordinary share to our shareholders for FY2012 (FY2011: HK30 cents per ordinary share).

In addition to the above, because of the sale of the Telecom Business, part of the consideration from the transaction has been returned to our shareholders via a special dividend on 29 June 2012 at HK$2.5 per ordinary share.

Going forward, given the start up of the Multimedia Business which may have a wider variance, it is estimated that the Group will be in the investment stage in the next three years and do not expect there will be dividend payout until we start to generate profit. By then, we shall review our dividend policy based on the balance sheet position, profit generating ability as well as the development plans ahead.

TALENT REMUNERATION

Including the directors of the Group, as at 31 August 2012, the Group had 537 permanent full-time Talents versus 3,080 as of 31 August 2011. The total Talent-related cost was HK$553.0 million in FY2012 versus HK$566.7 million in FY2011. The decrease in headcount was mainly due to the sale of Telecom Business during the year.

The Group provides remuneration package consisting of basic salary, bonus and other benefits. Bonus payments are discretionary and dependent on both the Group’s and individual performances. The Group also provides comprehensive medical insurance coverage, competitive retirement benefits schemes, staff training programmes and operates share option schemes.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

Neither the Company nor any of its subsidiaries has purchased, sold nor redeemed any of the Company’s listed securities during the year ended 31 August 2012.

COMPLIANCE WITH CODE ON CORPORATE GOVERNANCE PRACTICES

The Company has complied with the applicable code provisions of the Code on Corporate Governance Practices as set out in former Appendix 14 to the Listing Rules from 1 September 2011 to 31 March 2012 and has complied with the applicable code provisions as set out in Corporate Governance Code and Corporate Governance Report to the existing Appendix 14 of the Listing Rules from 1 April 2012 to 31 August 2012.

CODE OF CONDUCT FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuer (the “Model Code”) contained in Appendix 10 to the Listing Rules as the code of conduct for securities transactions by Directors (the “Company Code”).

Having made specific enquiry with the Directors, all of the Directors confirmed that they had complied with the required standard set out in the Model Code and the Company Code throughout the year ended 31 August 2012.

REVIEW BY AUDIT COMMITTEE

The Audit Committee has reviewed and discussed with the management of the Company the audited final results for the year ended 31 August 2012.

The Audit Committee comprises three Independent Non-executive Directors, namely Mr. Lee Hon Ying, John (the Chairman of the Audit Committee), Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu.

FINAL DIVIDEND

The Board has recommended to pay a final dividend of HK15 cents per ordinary share in respect of the year ended 31 August 2012 (2011: HK15 cents per ordinary share). Subject to the approval of the Company’s shareholders at the forthcoming Annual General Meeting, the proposed final dividend will be distributed on or about 24 January 2013 to the shareholders whose names appear on the register of members of the Company as at the close of business on 8 January 2013.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed during the following periods:

(i)	from 27 December 2012 to 31 December 2012, both days inclusive, for the purpose of ascertaining shareholders’ entitlement to attend and vote at the 2012 Annual General Meeting. In order to be eligible to attend and vote at the 2012 Annual General Meeting, all transfer documents accompanied by the relevant share certificates must be lodged for registration with the Company’s Share Registrar, Computershare Hong Kong Investor Services Limited at Shops Nos. 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong not later than 4:30 p.m. on 24 December 2012; and

(ii)	from 7 January 2013 to 8 January 2013, both days inclusive, for the purpose of ascertaining shareholders’ entitlement to the proposed final dividend. In order to establish entitlements to the proposed final dividend, all transfer documents accompanied by the relevant share certificates must be lodged for registration with the Company’s Share Registrar, Computershare Hong Kong Investor Services Limited at Shops Nos. 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong not later than 4:30 p.m. on 4 January 2013.

ANNUAL GENERAL MEETING

The Annual General Meeting of the Company will be held on 31 December 2012. Notice of the Annual General Meeting together with the Company’s Annual Report will be published and dispatched in the manner as required by the Listing Rules in due course.

By Order of the Board

Wong Nga Lai, Alice

Executive Director, Chief Financial Officer and

Company Secretary

Hong Kong, 21 November 2012

As at the date of this announcement, the executive directors of the Company are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Vice Chairman), Ms. To Wai Bing (Chief Executive Officer), Ms. Wong Nga Lai, Alice (Chief Financial Officer); the non-executive director is Dr. Cheng Mo Chi, Moses; and the independent non-executive directors are Mr. Lee Hon Ying, John, Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu.

“Where the English and the Chinese texts conflicts, the English text prevails”